Colombia Goldfields Ltd.
8 King Street East, Suite 208
Toronto, Ontario
Canada M5C 1B5

February 13, 2008

BY EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

Colombia Goldfields Ltd.
Registration Statement on Form S-3
Filed January 8, 2008
File No. 333-148524

Dear Mr. Schwall:

Colombia Goldfields Ltd. ("the Company") hereby acknowledges receipt of the comment letter dated January 30, 2008 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above referenced Registration Statement on Form S-3 (the "Registration Statement").

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of the comments has been reproduced in bold-face type below, followed by the Company’s response.

______________________

RESPONSE TO STAFF COMMENTS

General

  Provide us with support for your belief that you are eligible to conduct a primary offering on Form S-3. We note that the sale price of your common stock on January 4, 2008 was $1.08. See General Instruction I.B.1. to the Form S-3.

Response: As of January 8, 2008, the date on which the Registration Statement was filed, 86,590,075 shares of the Company’s common stock (the "Shares") were issued and outstanding. Of that amount, 19,360,000 Shares were held by affiliates of the Company and 67,230,075 Shares were held by non-affiliates of the Company. The last sale price of the Shares on January 8, 2008, as reported on the OTC Bulletin Board, was $1.19. Therefore, as of January 8, 2008, the aggregate market value of the Shares held by non-affiliates of the Company was $80.0 million.

Acknowledgment

The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this letter to Lawrence Taylor (416-360-2281) or Jonathan Handyside (416-360-2955) of Shearman & Sterling LLP, the Company’s counsel.

Sincerely,

/s/ James Kopperson
James Kopperson
Chief Financial Officer

cc:

Sean Donahue, Division of Corporation Finance

Christopher Cummings
Lawrence Taylor
Jonathan Handyside, Shearman & Sterling LLP